Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

Management’s Discussion and Analysis		2
1.1	Date	2
1.2	Overview and Management’s Discussion and Analysis	2
1.2.1	Nuevo Milenio Silver Gold Property, Mexico	3
1.2.2	Blueberry Property, Manitoba	6
1.2.3	Casierra Diamond Property, Sierra Leone	6
1.2.4	Kaslo Silver Property, British Columbia	7
1.2.5	Wine Nickel-Copper Property, Manitoba	7
1.2.6	Stephens Lake Property, Manitoba	8
1.2.7	Goldsmith Property, British Columbia	8
1.2.8	Mineral Property Option Payments Due In Fiscal 2010	8
1.2.9	Market and Industry Trends	8
1.3	Selected Annual Information	8
1.4	Results of Operations	11
1.5	Summary of Quarterly Results	14
1.6	Liquidity	15
1.8	Off-Balance Sheet Arrangements	18
1.9	Transactions with Related Parties	18
1.10	Fourth Quarter	20
1.11	Proposed Transactions	20
1.12	Critical Accounting Estimates	20
1.13	Critical Accounting Policies and Changes in Accounting Policies	20
1.14	Financial Instruments and Other Instruments	23
1.15	Other MD& A Requirements	25
1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue	25
1.15.2	Disclosure of Outstanding Share Data	25
1.15	Other Information	26

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

Management’s Discussion and Analysis

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company’s filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects) (“NI 43-101”), the definition of reserves differs from, and the definitions of resources are not recognized by that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this interim management discussion and analysis for the three and nine months ended December 31, 2009, is March 1, 2010.

1.2

Overview and Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the annual audited consolidated financial statements of Cream Minerals Ltd. for the year ended March 31, 2009.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.  This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Cream Minerals Ltd. for the three and nine months ended December 31, 2009.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities. During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to align itself with policies adopted by other exploration companies at a similar stage in the mining industry.  All comparative figures in the Company’s interim consolidated financial statements have been restated.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the nine months ended December 31, 2009 (“fiscal 2010”) was $1,027,730 or $0.02 per share compared to Cream’s consolidated loss (as restated) of $2,017,693 or $0.04 per share in the nine months ended December 31, 2008 (“fiscal 2009”).

•

During fiscal 2010, cash used in operations was $899,161 compared to $746,733 (as restated) used in operations in the comparable period in fiscal 2009.

•

Cash expenditures on mineral property acquisition costs and equipment totalled $60,401 in fiscal 2010 compared to $107,656 (as restated) in the comparable period in fiscal 2009.

•

During fiscal 2010, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013.

•

During fiscal 2010, the Company extended the marine exploration licence in Sierra Leone for a one-year period.  The additional time will allow the Company to review its available options which could include a bulk sampling program providing adequate funding is available, or a joint venture or other form of transaction.

1.2.1

Nuevo Milenio Silver Gold Property, Mexico

Regionally, the Nuevo Milenio Project is situated within an early Miocene volcanic caldera field of the Sierra Madre Occidental Volcanics. The area is traversed by the Tepic – Zacoalco rift zone, an en echelon extensional structural zone forming the boundary zone with the Jalisco block.  The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.  The Nuevo Milenio Project is a low sulphidation, epithermal precious metals prospect containing gold-silver mineralization in quartz veins and in quartz stockwork zones within an area of Miocene volcanics in a collapsed caldera structure.

The Nuevo Milenio property, originally consisted of four lots encompassing 6927.8482 hectares (“Ha”), and was denounced (staked) in February 2000.  Titles to the lots were received in February 2001.  In June 2005 an application to reduce the Nuevo Milenio Fraccion 1 and to abandon CMM II was filed with the Department of Mines.  The remaining lot has an area of approximately 2,560 Ha.

The Nuevo Milenio project has excellent infrastructure and is only 27 km by road (24km’s by highway, 3 km’s by dirt road) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of approximately 300,000 people, and is 150 km northeast of Puerto Vallarta.  The property is readily accessible as it is three km from a paved highway.  In addition a railway, airport, power lines and water are within reasonable distance of the property providing cost effective access to infrastructure in the event the property is advanced to production. In addition the close proximity to Tepic would allow employees to commute to the possible mine site generating additional cost savings as a working camp would not be required.

A series of National Instrument 43-101 (“NI 43-101”) compliant Inferred Mineral Resource reports, the most recent dated December 24, 2008, can be found on the Company’s website. Drill results and other exploration developments may be found on the Company’s website and in various news releases issued throughout the property exploration program as results were received.

In January of 2009, the company began a systematic review of a planned US$2,600,000 underground development program at the Nuevo Milenio Project.  The objective of the review was to divide the underground development program into separate stages, each of which would include underground development with cross cuts to define vein width, structure and grade as well as diamond drilling. Each stage would require smaller capital budgets than the originally proposed comprehensive underground development plan.  A complete review of the geology and topography of the high-grade silver-gold Veta Tomas and Dos Hornos 1 and Dos Hornos 2 zones within the Nuevo Milenio Project defined a portal location which provided the shortest distance to the high-grade Veta Tomas zone.  This would significantly reduce the time and expense required to intersect the Veta Tomas vein as well as facilitate early cross cuts, channel samples, initial drilling  and underground development as part of a staged development program.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

In May of 2009 Cream outlined a revised, staged underground development plan.  Each stage of the development plan would entail a significantly smaller capital cost than the originally proposed comprehensive plan and therefore could possibly be more easily financed at a lower cost of capital.  The objectives of the revised underground development program were to establish the true grade and economic width of the mineralized zone, stage underground diamond drilling and begin upgrading the inferred mineral resources to the measured and indicated status as well as add additional inferred mineral resources.

The proposed drift would have a three-meter by three-meter section which could support future mining operations. The drift would be parallel to the mineralized zone with crosscuts spaced 50 meters apart and diamond drill stations at 25-meter intervals.  Exploratory underground diamond drill holes, up to 200 metres in length, were planned to the north east and south west.  These drill holes were to test the Dos Hornos 3 fault segment 150 metres east of Veta Tomas and the Veta Tomas fault segments approximately 100 metres west of Dos Hornos 1 and Dos Hornos 2.

In support of the revised underground development plan, Cream initiated the required environmental studies, including biological, hydrological and land use, as well as a survey of the proposed area for the portal.  The environmental permits have been submitted, and answers to questions from the various regulatory bodies have been prepared and submitted.  Powder magazines, which comply with government requirements, have been completed and an application for permits to purchase and use explosives has been submitted.  Negotiations were initiated to secure surface land use rights and a contractor was selected.

On July 24, 2009, the Company entered into an option agreement with Roca that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24 2013, in accordance with the following schedule:

-

US$1,000,000 by July 24, 2010

-

US$3,500,000 by July 24, 2011

-

US$7,000,000 by July 24, 2012 and,

-

US$12,000,000 by July 24, 2013

If Roca meets these requirements within four years, Roca will vest at 50% and will have a further option to earn an additional 20% interest in the property, for a total interest of 70%, by completing at its own expense, a positive feasibility study by a mutually acceptable qualified third party within three years and three months of July 24, 2013.  Once Roca vests at 50% or 70%, as applicable, the Company and Roca will form a joint venture, with all further costs to be shared on a pro rata basis.  Under the terms of the option agreement Roca is the operator of the Nuevo Milenio. The Company has provided to Roca all data and information concerning Nuevo Milenio as well as details of the proposed staged underground development program. As Cream owns 100% of the Nuevo Milenio Cream will continue to work to secure land use agreements, and all necessary government permits to facilitate underground development

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

work. As the operator Roca will work under all land use agreements and government permits secured by Cream until Roca vests at 50%. In the interim Roca can conduct surface drilling under applications made by Cream.  The property option agreement remains subject to title confirmation, which has been completed and the completion of formal and definitive option joint venture documentation which is ongoing.

Until July 24, 2009, Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals de Mexico, SA de CV, supervised exploration programs on the Nuevo Milenio Project.  He was responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of NI 43-101.

On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions. Roca as the operator of Nuevo Milenio under the option agreement is responsible for making all tax payments for the term of the option agreement. Subsequent to December 31, 2009, Roca reimbursed the Company for  the tax payment for Nuevo Milenio in the amount of US$23,717, under the option agreement.  The Company made the tax payment in July 2009.  Expenditures incurred on the Nuevo Milenio property in fiscal 2010 (fiscal 2009 numbers in parentheses) include the following: assays and analysis - $18,169 ($1,690); geological and geophysical - $119,401 ($141,685); site activities - $133,594 ($109,121); stock-based compensation - $Nil ($6,134); and travel and accommodation- $10,530 ($14,768).

In February 2010, Roca Mines Inc. (“Roca”) commenced drilling in a Phase 1 drill program, comprised of approximately 7 drill holes totalling 1,500 metres.  Two of Roca’s drill holes will twin historical Cream drill holes to confirm grades and interval widths of previous holes.  The remaining 5 drill holes will test structures in the Veta Tomas and Dos Hornos vein systems.  Cream’s NI 43-101 Inferred Mineral Resource (December 2008) of 54.6 million ounce silver equivalent incorporates assays from the above vein systems.  This drill program plus preparatory work will comprise part of Roca’s first year exploration commitment of US$1 million to be expended by July 24, 2010.

REVISED NI 43-101 INFERRED MINERAL RESOURCES
December 2008

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Au: 1.660 g/t, Ag 251.09 g/t Au: 271,500 oz, Ag: 41,072,000
Silver Equivalent (Gold-Silver price Ratio = 50:1): 54,647,000 oz,

Assumes 100% Recovery

Since the signing of the option agreement, Roca geologists have reviewed, compiled and analyzed data from historical Cream assay sheets and geochemical and geological mapping data.  In addition, Roca has initiated work on a three dimensional model of the Nuevo Milenio geology.  All of the above information was employed in designing the current drilling program.

Roca has engaged Mr. Robert (“Bob”) Lane, P.Geo, a recognized authority on epithermal gold and silver mineralization to oversee the exploration program at Nuevo Milenio.  Mr. Lane will be the Qualified Person for Roca.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

1.2.2

Blueberry Property, Manitoba

During the nine months ended December 31, 2009, the Company optioned the Blueberry property from W.S. Ferreira Ltd., and staked claims contiguous to the property after reviewing historical exploration reports of the surrounding area.  The claims are located approximately 20 km north-east of Flin Flon, Manitoba.  The Blueberry property can be accessed year round by a logging road which passes through the property providing easy access.

William S. Ferreira, P.Eng, Geol, reports that numerous gold occurrences have been located within a large, approximately 250-metre by 400-metre outcrop hosting quartz stockwork within rhyolite and basalt intruded by gabbro.  Prospecting sampling by Mr. Ferreira yielded the following values:

2005 Prospecting Samples Taken from Large Outcrop
Sample	Au (gm/mt)	Width
7903	11.13	Grab
7912	5.69	Grab
7914	2.51	Grab
7928	43.28	0.2m
7932	2.74	0.3m
7943	5.84	Grab
7947	5.33	Grab
7955	11.89	0.5m
7956	25.55	0.5m
7959	4.05	0.3m

The Blueberry Lake project is contained within Manitoba’s prolific Flin Flon-Snow Lake Volcanogenic Massive Sulphide Belt. The Blueberry Lake property resides close to the eastern edge of the Manitoba portion of the Flin Flon volcanic belt within a segment of volcanic rocks that stretches from the Manitoba – Saskatchewan border to the Athapapuskow Lake and North East to Naosap Lake.  It is this section of the greenstone belt that contains many of the massive sulphide deposits discovered to date within the Flin Flon – Snow Lake Belt, including the Flin Flon and Trout Lake deposits of HudBay Minerals Inc.  Employing a price of gold as of October 28, 2009 of approximately US$1,036 per ounce or US$36 per gram combined with an easily accessible location, this property appears very attractive for acquisition and early stage exploration.  The agreement provides for a payment of $100,000 and issuance of 400,000 shares (40,000 issued) over five years.

1.2.3

Casierra Diamond Property, Sierra Leone

In June 2006 the Company earned a 70% interest in production from two exclusive prospecting licence (“EPL”) areas for diamonds and other minerals and metals in Sierra Leone, West Africa, from Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, “Casierra”).  Casierra currently has applied for an extension to the Offshore Marine Licence EPL 5/94.  Prior to this it also held a 100% interest in the Hima Licence EPL 1/94 until the summer of 2008.  The licences must be renewed every year with options to renew annually (new government policy) and the Company did not renew its interest in EPL 1/94.

Acquisition costs of $113,327 related to the Sewa River claims were written off in the year ended March 31, 2009.  During the year ended March 31, 2009, and up to the current date, where possible, the Company’s representative in Sierra Leone has been selling equipment employed in the Sewa River onshore concession, providing working capital for the wind-up of operations for the onshore concession in Sierra Leone.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

The Company extended the marine exploration licence for a one-year period and a payment of US$23,000 was made.  The additional time will allow the Company to review its available options which could include a bulk sampling program providing adequate funding is available, or a joint venture or other form of transaction.

Mr. Val T. Collier is the Country Agent for Cream and assists with its operations in Sierra Leone.  As a respected career civil servant and former Commissioner of the Anti-Corruption Commission, he brings a strong element of corporate social responsibility to the Company’s Sierra Leone operations.

Mr. Benjamin Ainsworth, consultant to Cream, and Mr. Frank A. Lang, Chairman and a director of Cream are the significant shareholders in CDC.  Mr. Lang holds approximately 34% of the issued and outstanding shares of CDC.  Mr. Benjamin Ainsworth, P.Eng. President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC.

Exploration expenditures incurred on the Casierra claims in fiscal 2010 (fiscal 2009 numbers in parentheses) include the following: community relations - $Nil ($32,040); dredging and bulk sampling - $Nil ($112,276); geological and geophysical - $2,877 ($8,623); site activities - $10,000 ($203,426), stock-based compensation – $Nil ($5,168); and travel and accommodation - $460 ($30,955).  In fiscal 2010, the Company received $24,740 from the sale of equipment which assisted in covering expenditures in Sierra Leone.  In fiscal 2009, the Company wrote off its equipment in Sierra Leone.

1.2.4

Kaslo Silver Property, British Columbia

The 100%-owned Kaslo Silver Property hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  It is located 12 kilometres west of Kaslo in southern British Columbia.

Exploration costs incurred on the property totalled $941 in fiscal 2010 compared to $310 in fiscal 2009.

Ms. Linda Dandy, P.Geo, of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.5

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company earned its interest by making payments totalling $115,000 and issuing 200,000 common shares over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Mr. A. J. Spooner, P.Eng, of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for National Instrument 43-101.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

1.2.6

Stephens Lake Property, Manitoba

The Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in the three exploration licences.  The Companies have since reduced the size of the property to the Trout Claim Group.  The Trout Claim Group was acquired under an option agreement whereby the Companies made combined cash payments totaling $110,000 and issued a combined 200,001 common shares.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  To date, a joint venture agreement has not been entered into.

Expenditures in fiscal 2010 incurred on all of the Manitoba properties including the Blueberry property, with the fiscal 2009 numbers in parentheses, were: geological and geophysical - $111,042 ($75,739) and site activities - $282 ($243) and travel and accommodation - $30,676 ($Nil).

1.2.7

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($90,000 paid) over six years.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2.0% net smelter returns royalty (“NSR”) on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

Expenditures on the Goldsmith and other properties in fiscal 2010, with the fiscal 2009 numbers in brackets, were: assays and analysis - $2,500 ($8,824); geological and geophysical - $315 ($16,081); site activities - $Nil ($924), travel and accommodation - $Nil ($5,455) and trenching - $Nil ($13,058).

Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.8

Mineral Property Option Payments Due In Fiscal 2010

At the date of this report, cash payments of $20,000 have been made and 40,000 common shares have been issued pursuant to mineral property interests held by the Company at December 31, 2009.

1.2.9

Market and Industry Trends

The average gold and silver prices in 2008 were US$872 and US$14.49 per ounce, respectively, and the average prices for 2009 were US$972 and US$14.67 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver, or any other source of revenue.

1.3

Selected Annual Information

During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to align itself with the policies adopted by other exploration companies at a similar stage of development in the mining industry.  Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

Exploration expenditures are now charged to earnings as they are incurred until the mineral property interest reaches the development stage.  Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations will be capitalized.  The impact of this change on the previously reported December 31, 2008, consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Mineral property interests at December 31, 2008	$ 3,332,399	$ (2,789,680)	$ 542,719
Deficit at December 31, 2008	$ 24,759,404	$ 2,789,680	$ 27,549,084
Changes to the statement of operations in the nine months ended December 31, 2008
Exploration expenses	--	(786,520)	(786,520)
Write-down of mineral property interests	(2,420,299)	2,001,995	(418,304)
Write-down of equipment	--	(95,708)	(95,708)
Loss for the nine months ended December 31, 2008	(3,137,460)	1,119,767	(2,017,693)
Loss per share for the nine months ended December 31, 2008	$ (0.06)	$ 0.02	$ (0.04)
Change in cumulative deficit, restated, December 31, 2008	$ (24,759,404)	$ (2,789,680)	$ (27,549,084)

The annual consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at March 31, 2009	As at March 31, 2008	As at March 31, 2007
		(restated)	(restated)
Current assets	$ 215,920	$ 88,467	$ 322,007
Mineral property interests	587,724	856,030	816,086
Other assets	209,204	461,029	295,434
Total assets	1,012,848	1,405,526	1,433,527

Current liabilities	1,913,158	1,332,707	401,127
Shareholders’ equity (deficiency)	(900,310)	72,819	1,032,400
Total shareholders’ equity and liabilities	$ 1,012,848	$ 1,405,526	$ 1,433,527

Working capital (deficiency)	$ (1,697,238)	$ (1,244,240)	$ (79,120)

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

	For the years ended March 31,
	2009	2008	2007
Expenses		(restated)	(restated)
Amortization	$ 661	$ 624	$ 1,890
Exploration costs	952,989	2,364,251	2,215,541
Finance costs	29,646	154,010	--
Foreign exchange losses / (gains)	20,525	41,516	(2,330)
Legal, accounting and audit	82,593	74,714	42,419
Management and consulting fees	120,000	136,500	102,500
Office and administration	173,626	132,444	79,474
Property investigation costs	105	1,734	12,132
Salaries and benefits	193,118	115,736	75,929
Shareholder communications	252,965	353,259	286,510
Stock-based compensation	212,986	414,484	67,867
Travel and conferences	5,372	21,262	19,458
Write-down of mineral property acquisition costs	418,312	109,741	--
Interest income	(620)	(5,745)	(22,499)
	2,462,278	3,914,530	2,878,891
Loss before income taxes	(2,462,278)	(3,914,530)	(2,878,891)
Future income tax recovery	65,702	--	--
Loss for the year	$ (2,396,576)	$ (3,914,530)	$ (2,878,891)
Loss per common share	$ (0.05)	$ (0.08)	$ (0.07)
Weighted average number of common shares outstanding – basic and diluted	52,370,459	47,872,669	38,395,299

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

1.4

Results of Operations

Nine Months Ended December 31, 2009 (“fiscal 2010”), Compared to Nine Months Ended December 31, 2008 (“fiscal 2009”) (restated)

	Three months ended December 31,		Nine months ended December 31,
	2009	2008 (restated)	2009	2008 (restated)

Expenses
Amortization	$ 216	$ 239	$ 649	$ 444
Exploration costs	260,952	201,172	440,787	786,520
Finance expense	14,536	2,984	85,280	23,984
Foreign exchange	(833)	15,222	131	20,213
Legal, accounting and audit	(4,835)	6,674	86,781	60,257
Office and administration	35,811	39,439	114,470	130,163
Salaries and benefits	51,785	20,876	191,127	111,209
Shareholder communications	27,895	33,942	90,827	199,000
Management and consulting fees	7,500	37,500	22,500	117,500
Stock-based compensation	444	9,553	2,081	50,432
Travel and conferences	--	--	--	4,479
Write-down (recovery) of equipment	--	(30,161)	(6,393)	95,708
Write-down of mineral property interests	--	--	--	418,304
Interest and other income	(110)	(20)	(510)	(520)
	393,361	337,420	1,027,730	2,017,693

Loss for the period	(393,361)	(337,420)	(1,027,730)	(2,017,693)

Loss per share, basic and diluted	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.04)

Weighted average number of common shares outstanding, basic and diluted	64,695,684	48,560,209	64,669,497	48,560,209

In fiscal 2010, Cream incurred a loss of $1,027,730, a loss per common share of $0.02, compared to a loss of $2,017,693 (as restated), a loss of $0.04 per common share in fiscal 2009.

Exploration costs of $440,787 were incurred in fiscal 2010, compared to $786,520 in fiscal 2009, contributing to the loss in each period.  Equipment in Sierra Leone was written off in fiscal 2008, net of recoveries, for a total of $95,708.  Expenditures in fiscal 2010 by project area, with comparative figures for fiscal 2009 in parentheses are as follows:  Casierra Property, Sierra Leone - $13,337, net of equipment sale of $24,740 ($392,488); Kaslo Silver Property, British Columbia - $941 ($310); Goldsmith and other properties, British Columbia - $2,815 ($44,342); Manitoba Properties, Manitoba - $142,000 ($75,982) and Nuevo Milenio, Mexico - $281,694 ($273,398).

The Company wrote-down its interest in the Cream Offshore claims, exploration work undertaken on the Sewa River onshore claims, its interest in the Kootenay-Gemstone Property and the Grand Nickel Project in Manitoba for a total of $418,304 in fiscal 2009.  There were no mineral property write-downs in fiscal 2010.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

General and administrative expenses totalled $591,765 in fiscal 2010, compared to $667,249 in fiscal 2009.  Significant differences between the levels of expenditures in the two fiscal years include the following:  an increase in finance costs from $23,984 in fiscal 2009 to $85,280 in fiscal 2010, relating to interest on accounts payable; an increase in legal, accounting and audit fees from $60,257 in fiscal 2009 to $86,781 in fiscal 2010, primarily relating to legal fees; a decrease in management and consulting fees from $117,500 in fiscal 2009 to $22,500 in fiscal 2010, as fees are no longer paid to Lang Mining Corporation; and a decrease in shareholder communications from $199,000 in fiscal 2009 to $90,827 in fiscal 2010, as the Company does not have sufficient working capital to carry out any major investor relations programs.  Stock-based compensation decreased from $50,432 in fiscal 2009 to $2,081 in fiscal 2010.

Pursuant to the terms of the loan agreement entered into with Mr. Lang in 2007, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2009, Mr. Lang was repaid $500,000 (March 31, 2008 - $14,010) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

All debt owing to Mr. Lang is unsecured.  During the nine months ended December 31, 2009, Mr. Lang advanced an additional $116,100, with interest payable at 1% per month, with no specified terms of repayment.  Other cash advances during the nine months ended December 31, 2009, are recorded as share subscriptions.

In fiscal 2010, $16,218 in interest has been accrued or paid with respect to the loans.

Cream conducted most of its exploration activities in Mexico and in Sierra Leone in fiscal 2010, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $131 in fiscal 2010, compared to a foreign exchange loss of $20,213 in fiscal 2009.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Consulting fees of $22,500 (2009 - $22,500) were paid or are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Quorum Management and Administrative Services Inc. (“Quorum”) provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs decreased from $130,163 in fiscal 2009 to $114,470 in fiscal 2010.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company, and may vary from period to period.  Salaries and benefits have increased from $111,209 in fiscal 2009 to $191,127 in fiscal 2010.  Salaries in fiscal 2010 include the salary paid or accrued relating to a new president of the Company who commenced in October 2008.

Shareholder communications include expenses paid to outside consultants.  The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $18,000 in fiscal 2009, and no services were rendered in fiscal 2010.  Axino AG was paid $851 in fiscal 2010 and $45,000 in fiscal 2009, for services primarily related to the European markets, CHF Investor Relations (Cavalcanti Hume Funfer Inc.) (“CHF”) was paid $37,500 in fiscal 2009, with both contracts cancelled in fiscal 2009.  Dynamic Stock Market Analysts were paid $22,833 to assist the Company in increasing its presence on the internet in fiscal 2009 and $8,250 in fiscal 2010.  Currently, Robert Paul provides investor relations services in the Vancouver office to shareholders and investors at a monthly cost of $3,000.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications make up the balance of costs.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

Travel and conference expenses have decreased from $4,479 in fiscal 2009 to $Nil in fiscal 2010.

In January 2009, the Company issued 1,780,000 flow-through (“FT”) shares for gross proceeds of $89,000.  Under the FT agreements, the Company agreed to renounce $84,550 of qualifying expenditures to the investors effective December 31, 2009, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2010.  The Company will record future income taxes at the time of renunciation of approximately $22,000.  Renunciation of these expenditures is expected to be made in February 2010.

Three Months Ended December 31, 2009 (“Q3 2010”), Compared to Three Months Ended December 31, 2008 (restated) (“Q3 2009”)

For Q3 2010, Cream incurred a loss of $393,361 or $0.01 per common share, compared to $337,420 or $0.01 per common share for Q3 2009.

Exploration costs of $260,952 were incurred in Q3 2010, compared to $201,172 in Q3 2009, contributing to the loss in each period.

Total general and administrative expenses, not including interest income, exploration costs, stock-based compensation, and write-down of mineral properties totalled $132,075 in Q3 2010 compared to $156,876 in Q3 2009.  Significant increases are $11,552 in finance costs and an increase in salaries and benefits of $30,909.  These are offset by a decrease in management fees of $30,000, and shareholder communications of $6,047.

The Company paid Lang Mining Corporation, a private company a monthly management fee of $10,000 per month for the services of Frank Lang as President and CEO of the Company in Q3 2009.  The fees paid in Q3 2010 totalled $Nil, compared to $30,000 in Q3 2009.  These services are not provided through Quorum Management and Administrative Services Inc. (“Quorum”), the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Consulting fees of $7,500 were expensed and are payable in Q3 2010 to Kent Avenue Consulting Ltd., a private company, for the services of Sargent H. Berner, a director of the Company, compared to $7,500 in Q3 2009.

Stock-based compensation of $444 was recorded in Q3 2010, compared to stock-based compensation of $9,553 recorded in Q3 2009.

There were no mineral property write-downs in Q3 2010 or Q3 2009.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration costs incurred in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Blueberry, Wine and other Properties, Manitoba	Nuevo Milenio Property, Mexico
Fiscal 2008
Fourth Quarter	623,976	163	4,771	50	43,584
Fiscal 2009
First Quarter	295,338	266	876	67,651	77,336
Second Quarter	172,997	--	19,103	7,876	69,774
Third Quarter	19,861	44	24,363	455	126,288
Fourth Quarter	(23,425)	49	307	1,499	92,331
Fiscal 2010
First Quarter	7,941	915	801	35	76,623
Second Quarter	2,043	26	614	--	90,837
Third Quarter	3,353	--	1,300	141,965	114,234

Quarterly information for the eight quarters to December 31, 2009 (restated, where necessary), is summarized as follows:

Statement of Operations Data	Three months ended March 31, 2009	Three months ended June 30, 2009	Three months ended September 30, 2009	Three months ended December 31, 2009
Investment and other income	$ 100	$ --	$ 400	$ 110
General and administrative expenses	191,257	224,501	235,189	132,075
Stock-based compensation	162,554	631	1,006	444
Property investigations	105	--	--	--
Write-down of mineral property interests	8	--	--	--
Exploration costs	70,761	86,315	87,127	260,952
Future income tax recovery	(65,702)	--	--	--
Loss according to financial statements	378,883	311,447	322,922	393,361
Loss from continuing operations per common share	0.01	0.00	0.00	0.01

Statement of Operations Data	Three months ended March 31, 2008	Three months ended June 30, 2008	Three months ended September 30, 2008	Three months ended December 31, 2008
Investment and other income	$ 1,087	$ 66	$ 434	$ 20
General and administrative expenses	228,930	244,636	269,750	171,011
Stock-based compensation	71,612	21,288	19,591	9,553
Property investigations	--	--	--	--
Write-down of mineral property interests	109,741	441,467	418,304	--
Exploration costs	659,744	--	269,750	171,011
Loss according to financial statements	1,068,940	707,325	972,948	337,420
Loss from continuing operations per common share	0.02	0.01	0.02	0.01

1.6

Liquidity

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2009, Cream had a working capital deficiency of $2,309,727 (a measurement tool generally defined as current assets less current liabilities) compared to working capital deficiency of $1,697,238 at March 31, 2009, and an accumulated deficit of $28,955,697 at December 31, 2009, and at March 31, 2009 of $27,927,967.

These interim consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company has capitalized $651,325 (March 31, 2009 – $587,724) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the property concessions. Roca, as operator of the Nuevo Milenio property, from the date of the option agreement is responsible for making all tax payments during the term of the option agreement. Roca made its first tax payment of US$23,717 in January 2010 for the Nuevo Milenio property. In addition, the Company must make cash payments of $60,000 in the year ended March 31, 2010, to maintain the mineral property interests held at March 31, 2009.  In the nine months ended December 31, 2009, $20,000 was paid.

The amounts shown as mineral property interests represent costs of acquisition net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions, the challenging funding environment and the low price of the Company’s common shares make it difficult to raise funds by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, option agreements on its properties, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Plans for Fiscal 2010

The Company is focusing on permitting underground development of its Nuevo Milenio property, securing a new early stage precious metals exploration property in Mexico, seeking a joint venture partner for the offshore concessions in Sierra Leone and expending flow-through funds on its mineral property interests in Manitoba and British Columbia.

Risks

At December 31, 2009, the Company has a significant working capital deficiency.  The deficiency is primarily related to loans payable to Frank Lang of $1,082,521, which includes $316,100 of interest bearing loans and additional cash advances.  All debt owing to Mr. Lang is unsecured.

It is estimated that it may require approximately $2.5 million in total working capital to operate the Company and repay the advances from Mr. Lang over the next fiscal year, as well as settle other outstanding debts of the Company.  At this time Mr. Lang has given no indication he will request re-payment of the monies owed to him and has indicated he will continue to support the Company as he is reasonably able to do so including delaying repayment of monies owed to him until such time that the Company can comfortably discharge its debts.  The Company continues to review alternatives that would not impose an unreasonable burden on the Company or its shareholders to settle debts to third party creditors.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of Cream’s common stock limits the Company’s ability to raise additional capital by issuing additional common shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream’s shareholders pay transaction costs that are a higher percentage of their total share value than if Cream’s share price were substantially higher.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Investing Activities and Capital Expenditures

Current assets decreased to $87,130 at December 31, 2009, from $215,920 at March 31, 2009.  The market value of investments in marketable securities was $6,293 at December 31, 2009, compared to $2,850 at March 31, 2009.  The marketable securities held are highly volatile.  At December 31, 2009, the book value of these publicly traded securities is $31,704 (March 31, 2009 - $31,704).  Investments include shares with a book value of $30,796 (March 31, 2009 - $30,796) that are investments in companies with officers and directors in common with the Company.

Capital Resources

Stock Options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 6,471,699 common shares under the plan.  At December 31, 2009, the Company had 4,851,500 stock options outstanding, a decrease from 5,427,600 at March 31, 2009.  During the period, 416,100 stock options expired, unexercised, and 160,000 stock options were forfeited.

The Company’s stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  Stock options granted during the year ended March 31, 2009, vested immediately, other than those granted to investor relations’ consultants, which vested at 25% immediately, and 25% every six months thereafter for 150,000 of the stock options and 25% every three months following the date of grant for 60,000 of the stock options granted.

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the B-S model may over-estimate the actual value of the options that the Company has granted.  The B-S model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

Subsequent to December 31, 2009, the Company announced a non-brokered private placement financing of up to 20,000,000 units, at a price of $0.07 per unit. Each unit will be comprised of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase one additional common for a period of 24 months at an exercise price of $0.10 for a period of 12 months and at a price of $0.15 for the remaining 12-month period.

Compensation may be paid to certain eligible arm's-length parties (the "Finders"), where such Finders arrange for subscribers to the private placements, and may be comprised of cash and/or units of the Company (a "Finder's Unit").  The maximum number of Finder's Units that may be issued will be a number equal to 10% of the number of the units sold by such Finders.  Each Finder's Unit will consist of one common share and one non-transferable share purchase warrant (the "Finder's Unit Warrant").  Each Finder's Unit Warrant will entitle the holder, on exercise, to purchase one additional common share of the Company (a "Finder's Unit Warrant Share") for a period of 24 months following the date of issue of the Finder's Unit at an exercise price of $0.10 per Finder's Unit Warrant Share for a period of 12 months from the date of issue of the Finder's Unit Warrant and at a price of $0.15 per Finder's Unit Warrant Share for the remaining 12-month period.

If the Company shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants and Finder's Unit Warrants by providing notice in writing to the holders of such securities, whereby the warrants and Finder's Unit Warrants will expire within 30 days from the date of such written notice.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

	Nine months ended December 31,
Services rendered (h):	2009	2008
Quorum Management and Administrative Services Inc. (a)	$ 328,145	$ 297,493
Lang Mining Corporation (b)	--	90,000
Consulting (d)	22,500	27,500
Frank A. Lang, finance costs (c)	16,218	23,984
Director (e)	US 90,000	US 76,500

	December 31, 2009	March 31, 2009
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 264,879	$ 163,794
Lang Mining Corporation (b)	94,500	94,500
Ainsworth Jenkins - Casierra project (c)	40,082	47,253
Directors (e)	286,108	195,381
Mr. Frank A. Lang, interest bearing (c)	316,100	200,000
Mr. Frank A. Lang, advances (c)	720,000	720,000
Mr. Frank A. Lang, accrued interest (c)	39,208	22,990
Mr. Frank A. Lang, expenses payable	7,213	3,610
	$ 1,768,090	$ 1,447,528

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the former president of the Company.  Lang Mining provided management services to the Company at a rate of $10,000 per month from November 1, 2006, to December 31, 2008, when the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

Frank A. Lang holds approximately 34% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

In November 2007, the Company received regulatory approval to issue Frank A. Lang, a total of 411,764 common shares as bonus shares in lieu of interest to that date in consideration of a loan agreement, for which Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2009, Mr. Lang was repaid $500,000 of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

All debt owing to Mr. Lang is unsecured.  During the nine months ended December 31, 2009, Mr. Lang advanced an additional $116,100, with interest payable at 1% per month, with no specified terms of repayment.  Other cash advances during the nine months ended December 31, 2009, are recorded as share subscriptions.

(c)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees are payable through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and so is included in the net payable to Quorum.

(d)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$10,000 per month for administrative and geological services.

(e)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(f)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(g)

All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There is no proposed asset or business acquisition or disposition, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

As at December 31, 2009, the Company was a venture issuer. Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the B-S option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.13

Critical Accounting Policies and Changes in Accounting Policies

Critical accounting estimates used in the preparation of the interim consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

Measurement uncertainty and impairment assessments

As at December 31, 2009, management of the Company determined that impairment indicators existed, and completed an impairment assessment for each of its mineral property interests.  The current economic environment, the significant declines in commodity prices and the decline in the Company’s share price were considered as impairment indicators.

These assessments included a determination of fair value for each mineral property using various valuation techniques including assessments of measured and indicated resources, in-situ values and recent expenditures analysis.

Management’s impairment valuation did not result in the identification of an impairment of the Company’s mineral property interests as of December 31, 2009.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgements.  If long-term estimates of commodity prices or in-situ values were to change significantly, impairment charges may be required in future periods and such charges could be material.

(a)

Exploration expenditures

During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to align itself with policies adopted by other exploration companies at a similar stage in the mining industry.  Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property interest reaches the development stage.  Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations will be capitalized.  The impacts of this change on the previously reported December 31, 2008, interim consolidated financial statements are as follows:

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

Nine months ended December 31, 2009	Opening Balance	Incurred	Write-downs	Closing Balance
Casierra Property, Sierra Leone	$ 1	$ 25,466	$ --	$ 25,467
Kaslo Silver Property, British Columbia	11,160	823	--	11,983
Goldsmith and other properties, British Columbia	349,342	20,560	--	369,902
Manitoba Properties, Manitoba	227,221	16,752	--	243,973
Nuevo Milenio, Mexico	--	--	--	--
Total Acquisition Costs	$ 587,724	$ 63,601	$ --	$ 651,325

Year ended March 31, 2009
Casierra Property, Sierra Leone	$ 113,325	$ --	$ 113,324	$ 1
Kaslo Silver Property, British Columbia	10,337	823	--	11,160
Goldsmith and other properties, British Columbia	568,797	51,283	270,738	349,342
Manitoba Properties, Manitoba	163,571	97,900	34,250	227,221
Nuevo Milenio, Mexico	--	--	--	--
Total Acquisition Costs	$ 856,030	$ 150,006	$ 418,312	$ 587,724

See the Company’s audited consolidated financial statements for the year ended March 31, 2009 for further information on capital disclosures and financial instruments – disclosures and presentation, in addition to those presented in this quarterly report.

(b)

Amendments - going concern

The Company has adopted amendments to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

See Liquidity Section for a discussion on operations and the Company’s ability to continue as a going concern.

Accounting standards issued but not yet effective

See the Company’s audited consolidated financial statements for the year ended March 31, 2009 for further information on accounting standards issued but not yet effective in addition to those presented in this quarterly report.

(a)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS is not expected to have a significant impact on the consolidated financial statements of the Company.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

1.14

Financial Instruments and Other Instruments

The methods and assumptions used to estimate the fair value of financial instruments are described below:

The Company is exposed to potential loss from various risks including commodity price risk, interest rate risk, currency risk and liquidity risk.  The significant risk is liquidity risk.

As at December 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	Held for trading	Other financial assets/liabilities	Total carrying value	Fair value
Financial assets
Cash and cash equivalents	$ 63,383	$ --	$ 63,383	$ 63,383
Amounts receivables	--	23,747	23,747	23,747
	63,383	23,747	87,130	87,130
Financial liabilities
Accounts payable and accrued liabilities	--	628,767	628,767
Accounts payable, related parties	--	1,768,090	1,768,090
	$ --	$ 2,396,857	$ 2,396,857

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgement is required to develop certain of these estimates.  The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 11 to the consolidated financial statements.  Accounts payable, and accrued liabilities and interest on the demand loan and accrued interest and other advances from a major shareholder are due within one year from the balance sheet date.

The Company attempts to manage liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.  The Company has been unable to maintain liquidity and has been dependent on small private placement financings and advances from a major shareholder.  The Company has significant liquidity risk.  All of the Company’s financial liabilities are due within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	December 31, 2009	March 31, 2009
U.S. Dollars
Cash and cash equivalents	17,705	53,239
Accounts payable and accrued liabilities	(283,169)	(223,038)
Mexican Pesos
Cash and cash equivalents	34,149	33,384
Foreign value-added taxes recoverable	175,059	176,794
Accounts payable and accrued liabilities	(166,165)	(127,487)

Based on the above net exposures at December 31, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar and the Canadian dollar against the Mexican peso would result in an increase/decrease of $22,242 in the Company’s loss from operations.

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property interests in Canada and Mexico and to maintain a flexible capital structure which maintains the costs of capital at an acceptable level.

In the management of capital, the Company includes the components of shareholders’ equity.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may issue new shares, issue debt or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In the past fiscal year, two private placements of common shares were completed, but did not provide sufficient funding for operational activities and repayment of loans received from a major shareholder in the nine months ended December 31, 2009, and additional advances since December 31, 2009.  There can be no assurances that the Company will be able to continue raising capital in this manner.  A portion of the Company’s loans from a shareholder require repayment of interest and principal, but as all funds must be raised from equity investment, the Company is unable to make any payments of interest or principal.  Other loans from the major shareholder bear no interest or fixed terms of repayment.  All payables are unsecured.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult economic and financial market conditions.  The Company currently does not have sufficient funds for operations, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue exploration work and to meet its administrative overhead costs for the coming year.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

The Company’s investment policy is to invest its excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.  The Company will need to do a financing through the issuance of common shares to continue planned operations.  The Company has reduced its cash requirements through the joint venture with Roca Mines Inc. on the Nuevo Milenio property in Mexico.

1.15

Other MD& A Requirements

See the audited consolidated financial statements for the years ended March 31, 2009 and 2008 and the Company’s interim consolidated financial statements for the three and nine months ended December 31, 2009 and 2008.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule exploration costs attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of March 1, 2010, the date of this MD&A, subject to minor accounting adjustments:

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

Outstanding share information at March 1, 2010

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

64,716,988 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
715,000	0.165	August 3, 2010
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,446,500	0.50	April 18, 2012
150,000	0.50	December 11, 2012
2,130,000	0.12	February 12, 2014

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
9,648,400	$0.20	January 28, 2011
140,000	$0.20	January 28, 2011

1.15

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during fiscal 2010 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  Based on that assessment, management concluded that, as at December 31, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties related to complex transactions in the financial period close process.  The Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is key to the financial reports.  The Chief Financial Officer is also responsible for reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company’s financial statements due to the complexity of transactions, and should also be considered a material weakness in its disclosure controls and procedures.

Cream Minerals Ltd.

Quarterly Report

Three and Nine Months Ended
December 31, 2009 (Q3 2010)

Management has concluded, and the audit committee has agreed that taking into account the present stage of Cream Minerals’ development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Quarterly MD&A.  A copy of this Quarterly MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.